UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

6/F., Block 1, Hubei Daily Cultural and Creative Industry Park,

181 Donghu Road, Wuchang District,

Wuhan City, Hubei Province, 430000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Press release dated November 1, 2018, Dunxin Financial Holdings Limited to Hold Annual General Meeting on December 10, 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: November 1, 2018	By:	/s/ Ricky Qizhi Wei
	Name:	Mr Ricky Qizhi Wei
	Title:	Chief Executive Officer

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